Exhibit 99.44

Abaxx submits LNG futures contracts specifications and publishes whitepaper on physical commodities futures

TORONTO, Jan. 23, 2023 -- Abaxx Technologies Inc. (NEO:ABXX)(OTCQX:ABXXF) (“Abaxx” or the “Company”), a financial software company, majority shareholder of Abaxx Singapore Pte. Ltd., the Abaxx Commodity Exchange (ACX), and producer of SmarterMarkets™ Media, announced that Abaxx Singapore Pte. Ltd.’s subsidiary, Abaxx Exchange Pte. Ltd., has submitted a Notification of Impending Listing of Futures Contracts to the Monetary Authority of Singapore.

Highlights:

●	Abaxx Exchange Pte. Ltd. submits LNG futures contract specifications for regulatory review
●	The initial portfolio of LNG futures contracts include North West Europe, North Asia Pacific and United States Gulf of Mexico benchmarks
●	Research and Commercial teams publish whitepaper, “Back to the Future(s): The Best Commodities Benchmarks Are Still Physically-Settled”

On January 20, 2023 Abaxx Exchange Pte. Ltd. submitted a Notification of Impending Listing of Futures Contracts to the Monetary Authority of Singapore. The futures contracts are designed to address the price discovery and risk management needs of energy market participants trading Liquified Natural Gas (LNG). Notice is required for all new products to be listed at launch and subsequently.

In collaboration with industry market participants, Abaxx identified opportunities to introduce a suite of 3 regional contracts including: North West Europe, North Asia Pacific and United States Gulf of Mexico. Abaxx Exchange contracts are designed for the dual commercial objectives of creating a large pool of liquidity for price discovery and risk transfer. The Abaxx contracts structure was determined at the conclusion of comprehensive deliberations with energy market participants.

Launch of the Recognized Market Operator and Approved Clearing House as well as the futures contracts intended to be listed by ACX remain subject to final regulatory approvals.

"Asia continues to be the fastest-growing demand center for energy products and we believe our choice to operate out of Singapore positions us strategically to be at the global hub of commodity trading while benefiting from its robust regulatory framework. By bringing together experienced market practitioners and leading-edge technologists, we want to support practical, market-based solutions to address the biggest challenges in global commodities trading. Ultimately, our vision is to architect Smarter Markets, characterized by greater price transparency, enhanced security and seamless settlement to support the markets critical for the energy transition," remarked Nancy Seah, Managing Director of Abaxx Exchange.

The formative commercial thesis of Abaxx Exchange is that incumbent Exchanges and Clearinghouses have neglected the foundational tenets of commodity futures in relation to the risk management abilities afforded by physically settled markets. The commercial needs of the market are not currently being met. Benchmarks are vital to commodity markets in reflecting the values in the dynamics of production, storage and transport logistics.

On January 17, 2023, Abaxx Research and Commercial teams published a position whitepaper outlining the benefits of a global LNG benchmark with the option to complete a physical delivery transaction. This ability to be the “buyer or seller of last resort” enables market participants to have a more direct correlation and convergence with their waterborne LNG cargoes. Properly functioning benchmarks provide measurable metrics to compare the performance of commodities, supporting investors and traders in making informed decisions as well as providing a basis for setting prices and determining values of different commodities. Abaxx believes this important differentiator cannot be found in the financially-settled instruments that are currently being used in today’s global LNG markets.

The whitepaper is available to the public from the Abaxx.tech website in the Investor Relations section: https://www.investors.abaxx.tech/back-to-the-futures-the-best-commodities-benchmarks-are-still-physically-settled

“This is another step in the direction of providing key benchmark contracts required for precise, orderly and transparent pricing of crucial energy transition commodities,” said Dan McElduff, President, Strategy & Development, of Abaxx Singapore. “We have confidence in our approach to development which requires deep industry engagement with a diverse and capable array of market participants. Successful markets thrive on depth and diversity which is true in most things in life. It’s time for the LNG market to progress to the next level of liquidity which can only be achieved with an effective futures market.”

About Abaxx Technologies

Abaxx is a development stage financial software company creating proprietary technological infrastructure for both global commodity exchanges and digital marketplaces. The company’s formative technology increases transaction velocity, data security and facilitates improved risk management in the majority owned Abaxx Singapore Pte. Ltd. (“ACX”, or “Abaxx.Exchange”) - a commodity futures exchange seeking final regulatory approvals as a Recognized Market Operator (“RMO”) and Approved Clearing House (“ACH”) with the Monetary Authority of Singapore (“MAS”). Abaxx is a founding shareholder in Base Carbon Corp. and the creator and producer of the SmarterMarkets™ podcast. For more information please visit abaxx.tech, abaxx.exchange and SmarterMarkets.media

Media and investor inquiries:

Abaxx Technologies Inc.

Investor Relations Team

Tel: +1 246 271 0082

E-mail: ir@abaxx.tech

Forward-Looking Statements

This News Release includes certain "forward-looking statements" which do not consist of historical facts. Forward-looking statements include estimates and statements that describe Abaxx or the Company’s future plans, objectives or goals, including words to the effect that Abaxx expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “seeking”, “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although these statements are based on information currently available to Abaxx, Abaxx does not provide any assurance that actual results will meet management’s expectations. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward looking information in this news release includes, but is not limited to, Abaxx’ objectives, goals or future plans, statements, timing of the commencement of operations and estimates of market conditions. Such factors include, among others: risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for Abaxx to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on Abaxx and the industry; network security risks; the ability of Abaxx to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Abaxx include but are not limited to: operations in foreign jurisdictions, protection of intellectual property rights, contractual risk, third party risk; clearinghouse risk, malicious actor risks, third-party software license risk, system failure risk, risk of technological change; dependence of technical infrastructure, an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of commodities, capital market conditions, restriction on labour and international travel and supply chains. Abaxx has also assumed that no significant events occur outside of Abaxx’ normal course of business.

Abaxx cautions that the foregoing list of material factors is not exhaustive. In addition, although Abaxx has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. When relying on Abaxx forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Abaxx has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Abaxx as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. Abaxx does not undertake to update this information at any particular time except as required in accordance with applicable laws. The NEO Exchange does not accept responsibility for the adequacy or accuracy of this press release.